NEWS  RELEASE   July 19, 2005

Trading Symbol: AMM – TSX

www.almadenminerals.com

PRIVATE PLACEMENT

Almaden Minerals Ltd. (the “Company”) announces that it has received from the TSX, price protection for a proposed Private Placement of 500,000 Flow-through common shares at a price of $1.75 per share.

The bulk of funds raised will be applied to a drill program on the Elk Gold Property that is currently underway, with the balance to be used for exploration of existing Company properties and new project generation in British Columbia.

A commission of 3% on the proceeds realized from the placement made through agents which constitutes a majority of the placements.  Such commission is to be payable as to ½ by the issue of flow-through shares and the balance in cash.

The Placement is expected to close no later then August 8, 2005.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

On behalf of the board of directors

ADuane Poliquin@

______________________

Duane Poliquin, President

The Toronto Stock Exchange has not  reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release  which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.